

October 25, 2010

Mr. Lawrence A. Gyenes
Chief Financial Officer and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey   07039

      Re: Columbia Laboratories, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Form 10-Q/A for the Quarterly Period Ended March 31, 2010
            Form 10-Q for the Quarterly Period Ended June 30, 2010
            Current Report on Form 8-K, filed May 18, 2010
            File No. **001-10352**

Dear Mr. Gyenes:

We have reviewed your September 29, 2010 response to our September 15, 2010 letter and have the following comment. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, Trademarks and Proprietary Information, page 16

1. We note your response to our prior comment 3. Please expand your proposed disclosure to specifically identify each European country where you have patent protection for CRINONE to the extent such patent is material.

Compensation Discussion and Analysis
2009 Annual Cash Incentive Bonus, page 67

2. We note that your response to our prior comment 5 is qualified "to the extent disclosure of such goals may be omitted in reliance on Instruction 4 of Item 402(b) of Regulation S-K because it would cause competitive harm to the Company." Please note that goals such

as targeted revenue and earnings before interest, taxes, depreciation, amortization, and stock compensation expense are not the types of goals for which we believe Instruction 4 of Item 402(b) is generally available. To the extent you intend to rely on Instruction 4 of Item 402(b) to omit the quantification of goals similar to the ones identified above, please provide us with a supplemental analysis supporting your conclusion that disclosure of such information would cause competitive harm to the Company. To the extent you would need to provide confidential information in your response, you may request Rule 83 confidential treatment for the response.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(7) Shareholders' Equity

3. We have read your response to comment seven. While the holder may elect to net exercise, it appears that, if they do not elect to net exercise, you continue to have an obligation to issue registered shares. Please advise us why your classification in shareholders' equity is appropriate.

Form 10-Q/A for the Quarterly Period ended March 31, 2010

4. Your response to comment ten does not explain why the carrying value of the Notes would affect the value of the embedded derivative. Tell us how you determined the value of the derivative that demonstrates how the fair value recorded at March 31 and June 30 complies with ASC 820-10.

Form 10-Q for the Quarterly Period ended June 30, 2010

 (6) Financing Agreements, Watson Note

5. Consistent with your response to comment 12, provide us draft disclosure to include in future filings clarifying your accounting for the embedded put option written to Watson.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Sebastian Abero Gomez, Staff Attorney, at (202) 551-3578 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant